UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Kratos Defense & Security Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

50077B 20 7
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 50077B 20 7

1	NAME OF REPORTING PERSON MMI Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,578,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,578,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,578,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 50077B 20 7

1	NAME OF REPORTING PERSON MMI Plus, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 50077B 20 7

1	NAME OF REPORTING PERSON MCM Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,582,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,582,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,582,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 50077B 20 7

1	NAME OF REPORTING PERSON Clay B. Lifflander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -1
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -1
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%1
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 50077B 20 7

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,578,500 Shares owned by MMI Investments is approximately $34,196,237; the source of funds is MMI Investments’ working capital. The aggregate purchase price of the 3,500 Shares owned by MMI Plus is approximately $43,633; the source of funds is MMI Plus’ working capital.

MMI Investments and MMI Plus effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)-(b)  The aggregate percentage of Shares reported owned by each Reporting Person is based upon 34,354,822 Shares outstanding as of July 27, 2011, which represents an aggregate of the total number of Shares outstanding of the Issuer as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on June 21, 2011 and an estimate of the total number of Shares issued pursuant to the Agreement and Plan of Merger, dated as of May 15, 2011, by and among the Issuer, IRIS Merger Sub Inc., IRIS Acquisition Sub LLC and Integral Systems.

As of the close of business on August 1, 2011, MMI Investments directly owned 2,578,500 Shares, constituting approximately 7.5% of the Shares outstanding.  MMI Investments has the sole power to direct the vote and disposition of such Shares on the date of this statement.  As of the close of business on August 1, 2011, MMI Plus directly owned 3,500 Shares, constituting less than 1% of the Shares outstanding.  MMI Plus has the sole power to direct the vote and disposition of such Shares on the date of this statement. MCM does not directly own any Shares. However, by virtue of being the general partner of MMI Investments and MMI Plus, MCM may be deemed to be the beneficial owner of the Shares owned by MMI Investments and MMI Plus and to have sole power over the voting and disposition of such Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments and MMI Plus with respect to such Shares.  MCM disclaims beneficial ownership of such Shares.  Mr. Lifflander does not directly own any Shares.  However, as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Lifflander may be deemed to beneficially own the Shares owned by MMI Investments and MMI Plus.  Mr. Lifflander disclaims beneficial ownership of such Shares.

Except as described above, as of the date hereof, to each Reporting Person’s knowledge, none of the persons listed on Schedule I annexed to the initial Schedule 13D (“Schedule I”) owns any Shares or has any right to acquire, directly or indirectly, any beneficial ownership of Shares.

(c)  Except for the open market transactions in the Shares by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Shares since the filing of Amendment No. 2 by MMI Investments, MMI Plus, MCM or Mr. Lifflander, or, to each Reporting Person’s knowledge, any of the persons listed on Schedule I.

CUSIP NO. 50077B 20 7

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)           Not applicable.

CUSIP NO. 50077B 20 7

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 2, 2011

MMI INVESTMENTS, L.P.

By:	MCM Capital Management, LLC General Partner

By:	/s/ Alan Rivera
Alan Rivera
General Counsel

MMI PLUS, L.P.

By:	MCM Capital Management, LLC General Partner

By:	/s/ Alan Rivera
Alan Rivera
General Counsel

MCM CAPITAL MANAGEMENT, LLC

By:	/s/ Alan Rivera
Alan Rivera
General Counsel

/s/ Clay B. Lifflander
Clay B. Lifflander

CUSIP NO. 50077B 20 7

SCHEDULE II

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase
MMI Investments, L.P.
68,500	10.82	7/29/2011
150,000	10.67	8/01/2011